

January 8, 2015

<u>Via E-Mail</u>
Mr. Jack Kopnisky
President and Chief Executive Officer
Sterling Bancorp
400 Rella Blvd.
Montebello, New York 10901

Re: **Sterling Bancorp**
   Registration Statement on Form S-4
   Filed December 12, 2014
   File No. 333-200915
   Form 10-K for the Year Ended September 30, 2014
   Filed November 28, 2014
   File No. 001-35385

Dear Mr. Kopnisky:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means, direct or indirect, by any advisors or consultants to any member of the Board of Directors of either Sterling Bancorp or Hudson Valley Holding Corp.

2. Please supplementally provide us with all material nonpublic information regarding Sterling Bancorp including financial projections that were disclosed, directly or indirectly, to Hudson Valley Holding Corp. and/or its representatives and/or financial advisors including, but not limited to, the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of Hudson Valley Holding Corp.in Appendix D:

- "assumed long term growth rates based theron which were prepared by and provided to us by STL management" (page D-2);
- "estimates regarding certain pro forma financial effects of the Transaction on STL . . . which were prepared by STL management" (pages D-2 and D-3); and
- "discussions with senior management of . . . STL regarding. . ." future prospects (page D-3).

3. Please supplementally provide us with all material nonpublic information regarding Hudson Valley Holding Corp. including financial projections that were disclosed, directly or indirectly, to Sterling Bancorp and/or its representatives and/or financial advisors including, but not limited to, the following information referred to in the fairness opinion of Jefferies to the Board of Directors of Sterling Bancorp in Appendix E:

- "certain information furnished to us by . . . Hudson Valley relating to the . . . prospects . . . of Hudson Valley (page E-1); and
- "discussions with members of the senior management. . . of Hudson Valley (page E-1).

Front Cover Page of Prospectus/Proxy Statement

4. Please revise the second paragraph to disclose the aggregate value of consideration being offered for all outstanding shares of Hudson Valley Holdings Corp. and any additional amounts being paid directly or indirectly to officers and directors as part of the merger. Provide similar detail in the document.

Summary, page 8

5. Please revise the preamble to this section on page 8, in which you state that "this summary highlights selected information" and "may not contain all of the information that is important to you" to comply with Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, which requires that "the summary is a brief overview of the key aspects of the offering" which identifies "those aspects of the offering that are the most significant." In addition, please revise the substance of your disclosure in the Summary to comply with this Instruction. Merely providing cross references to sections that are already listed in the table of contents or to the merger agreement, does not satisfy this requirement.

Summary, The Hudson Valley Board Unanimously Recommends, page 9

6. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise this section to summarize the material substantive reasons that the Board recommends not only the merger but the merger related compensation proposal. Please revise the second paragraph to disclose the aggregate amount of stock that has made legal commitments to vote in favor of the merger and the compensation proposal.

Summary, Opinion of Hudson Valley's Financial Advisor, page 9

7. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please disclose that a year before being retained by Hudson Valley in this proposed merger with Sterling, Keefe had been retained by Sterling to act as its financial advisor in its 2013 merger with Provident New York Bancorp. Please disclose the fees paid to Hudson Valley as you do for RBC on page 10.

Summary, Opinion of Sterling's Financial Advisor, page 9

8. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please disclose the reasons why Sterling retained two financial advisors. Please disclose the fees paid to Jefferies as you do for RBC on page 10.

Summary, What Holders of Hudson Valley's Equity Based Awards Will Receive, page 10

9. Please disclose the aggregate amount of cash or stock for each of the three types of awards and the identities of the major recipients.

Summary, Hudson Valley Will Hold its Special Meeting, page 11

10. Consistent with Item 3(h) of Form S-4, please revise the second paragraph to disclose the percentage of Hudson Valley stock subject to voting agreements and the remaining amount of stock needed to approve the merger. Please revise the third paragraph to disclose that directors and officers who are the recipients of the compensation and who own 26 percent of the stock can vote on the proposal and their voting agreement obligates them to vote in favor of the proposal.

Summary, The Merger is intended to Be Tax Free, page 11

11. As required by Item 3(k) of Form S-4, please revise this section to include receipt of and the substance of the tax opinion. Please provide a cross reference to the tax opinion.

Summary, Hudson Valley's Officers and Directors Have Financial Interests in the Merger, page 12

12. As required by Item 5 of Schedule 14A, and the Instruction to Item 503(a) of Regulation S-K, please summarize the material interest, direct or indirect, of directors and executive officers of <u>Hudson Valley</u> including the following:

- revise the introduction to the second paragraph to clarify that you are disclosing all material interests;
- disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger and identify the major beneficiaries and the amount of their respective benefits;
- revise each bullet point to disclose the date of each agreement or award and to quantify the aggregate value of each; and
- revise the last bullet point to disclose the names of the four directors, their respective compensation and the compensation to members of the advisory board.

Summary, Hudson Valley Shareholders are NOT Expected to Be Entitled to Assert Dissenters' Rights, page 12

13. As required by Item 18(a)(3) of Form S-4 and Item 3 of Schedule 14A, please revise to state clearly whether or not shareholders have dissenters rights and, if so, summarize them.

Summary, The Rights of Hudson Valley Shareholders Will Change, page 14

14. As required by Item 4(a)(4) of Form S-4, please summarize the material differences between the rights of shareholders of Hudson Valley and the rights of shareholders of Sterling.

Summary, Litigation Relating to the Merger, page 15

15. Please revise this section to summarize the material allegations asserted and remedies sought in the litigation.

Risk Factors, page 32

16. Please consider adding a risk factor relating to the merger resulting in further concentration of loans in real estate in the state of New York including but not limited to the following:

- quantify the amount and percentage of each bank's loan portfolio in real estate and the amount and percentage of the merged bank's loan portfolio in real estate;

- quantify the amount and percentage of each bank's loan portfolio in commercial real estate and the amount and percentage of the merged bank 's loan portfolio in commercial real estate;
- discuss particular risks associated with commercial real estate loans; and
- discuss whether the extent to which the risks are elevated because of the limited geographical area in which the real estate is located.

Risk Factors, Combining the two companies, page 33

17. Please consider revising the risk factor relating to integrating the operations, on page 33 to include discussion of the fact that Sterling is still integrating Provident with whom you merged in October 2013 and there is a risk that you will have difficulty integrating the operations of two relatively large banks within an eighteen month period.

Background of the Merger, page 49

18. Please revise your discussion in the second paragraph on page 51 to provide detail regarding the material terms of each of the indications of interest from Bank A and Bank B and the differences between them, including the aggregate purchase price and form of consideration. Please explain in the second paragraph on page 51 the basis for the Board rejecting the indication of interest from Bank A. Please revise the second full paragraph on page 52 to disclose the extent to which Bank B told you the reasons it determined not to proceed.

19. Please revise your discussion in the second to last paragraph on page 52 to provide more detail regarding the negotiations over the terms of the merger transaction, including:

- Please discuss the various agreements and awards made by Hudson Valley to directors and executive officers including the timing of such awards and how the awards served the interests of Hudson Valley.
- Please discuss the aggregate amount of benefits and the extent to which Sterling was involved in approving each of them.
- Please explain the reasons why the Board of Hudson Valley negotiated with Sterling to pay its executive officers in cash for restricted stock units and stock options instead of in stock of Sterling like all other shareholders who will receive shares of Sterling for their shares of Hudson Valley.
- Please explain why the Board sought to pay cash to employees for unvested unexercised options.

Interests of Hudson Valley's Directors and Executive Officers in the Merger, Page 86

20. Please revise this section to provide an overview disclosing the aggregate amount of benefits that will be received as a result of the merger by each of your executive officers. Please identify those members of the Hudson Valley that will be appointed to the Sterling Board, the aggregate amount of annual compensation and who determined which board members would be appointed.   Please disclose the amount of compensation for the Advisory Board.

Tax Consequences of the Merger Generally, Page 116

21. Please revise the discussion to indicate that it represents the Opinion of Wachtell, Lipton, Rosen & Katz, or if the Opinion is provided as an exhibit, state that this represents a summary of that Opinion. Please remove all conditional language such as "Provided the merger qualifies as a "reorganization"…

22. In the last paragraph, remove the words "certain" and "for general information only".

Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D

23. Please revise the opinion to state whether Hudson Valley, Keefe or Sterling recommended the form and/or amount of consideration.   In addition, please revise the first full paragraph on page D-2 to provide a narrative and quantitative description of the fees paid or to be paid to you and your affiliates by Hudson Valley and its affiliates. Please revise the proxy statement/ registration statement to provide such disclosures.

Exhibits

24. Please file all of the required exhibits including the legal opinions and the various agreements relating to the merger-related compensation proposal that is being put to a vote of Hudson Valley shareholders.

Form 10-K for the Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 68

25. Please revise future filings to present proceeds and receipts from borrowings gross in the Statement of Cash Flows in the Financing section per the guidance in ASC 230-10-45-7 through 9 and 14-15.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact or David Irving at (202) 551-3321 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director